CHINA MEDIA GROUP CORPORATION
October 22, 2008
Securities and Exchange Commission 100 F Street N.E. Washington DC, 20549 USA
Attention:	Mr. Larry Spirgel Assistant Director
Dear Sir,
RE:	China Media Group Corporation Form 10-KSB for the year ended December 31, 2007 Filed April 14, 2008 File No. 0-50431
We refer to your fax on September 30, 2008 in respect to the above captioned Filed Form 10K.
We respond to the items in your email as follows:
1)

Messrs. Lam, Unerkov and Ho held 50%, 25% and 25% respectively in Central High Limited ("Central High") before the acquisition of Good World Investments Limited ("Good World") by the Company. Messrs. Unerkov and Ho acquired their interests in the Central High since its incorporation. Mr. Lam controlled Central High as he is the sole director and major shareholder of Central High.

At the time of the acquisition of Good World, the Company was controlled by the 41% major shareholder, Maxcom Group International Limited which was owned and controlled by Mr. Kang Liu.

Central High and the Company were not under the common control at the time of acquisition.

2)

In respect of the telecommunications sector, our planned business is advertising on mobile devices such as telecommunications devices or to sell mobile devices in and outside of China. The advertising on mobile devices and the selling of mobile devices are not prohibited by foreign entities. In respect of the advertising sector, per Article 23 of the Order of the State Administration for Industry and Commerce and the Ministry of Commerce No.8 "Foreign investors are allowed to hold majority equity as of the promulgation date of the present Provisions, which shall be not more than 70% of the total equity. Foreign investors are allowed to establish foreign-funded advertising enterprises as of December 10th, 2005."

(Link: www.fdi.gov.cn/pub/FDI_EN/Laws/law_en_info.jsp?docid=51378)

1403 Wan Chai Commercial Center, 194-204 Johnston Road, Wanchai, Hong Kong Tel: 1 (360) 717 3648

CHINA MEDIA GROUP CORPORATION

Beijing Ren Ren has a registered capital of RMB5 million of which the Chinese party and Good World (the foreign party) contributed 50% each in the registered capital of Beijing Ren Ren. Each of the Chinese party and Good World nominate 3 directors onto the board, in which the Chairman and legal representative is nominated by Good World.

The basis of consolidating Beijing Ren Ren is per Paragraph 3 of the Amendments of ARB No. 51 stating that "All majority-owned subsidiaries - all companies in which a parent has a controlling financial interest through direct or indirect ownership of a majority voting interests - shall be consolidated except those described in the last sentence of paragraph 2." Good World has an agreement with a Chinese owner of 10% interests in Beijing Ren Ren who is also director on the Beijing Ren Ren board that he has agreed to vote in favor of the Chairman of Beijing Ren Ren, who is nominated by Good World in the event that there are any resolutions that are deadlock. Thus through the control of the voting interests on the Beijing Ren Ren Board, Good World controls the financial interests in Beijing Ren Ren.

3)

The reporting unit for the goodwill is for the Advertising Unit. This reporting unit relates to the outdoor billboards. The consideration at the end of December 31 2007 and as of June 30, 2008 for any possible impairment of the goodwill was to consider any events or changes in circumstances indicated that the carrying value of the intangible assets may not be recoverable from the estimated future cash flows. We considered the budgets, economic projections, market trends to assess the discounted cash flows before determining that there was no impairment in goodwill.

We applied SFAS 142 as follows:
*	Under SFAS 142 (34) we have assigned the goodwill to the reporting unit of the Advertising Unit as the goodwill arise from the outdoor billboard business.
*	Under SFAS 142 (26) and (28), we have tested the impairment test of the goodwill on an annual and interim basis.
*	Under SFAS 142 (43), we have disclosed the goodwill in accordance with this provision.
1403 Wan Chai Commercial Center, 194-204 Johnston Road, Wanchai, Hong Kong Tel: 1 (360) 717 3648

CHINA MEDIA GROUP CORPORATION
4)	We will revise our disclosure in Note 6 on page F-15.
5)	We will provide segmented reporting in the future filings.
Yours faithfully For and on Behalf of China Media Group Corporation /s/ Con Unerkov ___________________________ Con Unerkov President
cc. Albert Wong & Co
1403 Wan Chai Commercial Center, 194-204 Johnston Road, Wanchai, Hong Kong Tel: 1 (360) 717 3648